Mail Stop 4561

June 11, 2009

John W. Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, NJ 07004

> **Re:** **Cover-All Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 29, 2009**
> **File No. 333-156397**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-13124**

Dear Mr. Roblin:

We have reviewed your amended filing and have the following comments. References to prior comments refer to our letter dated January 16, 2009.

Form S-1/A

Major Customers, page 26

1.   We note your response to prior comment 1. Your amended disclosure in this section indicates that three units of AIG accounted for 15%, 17% and 27% of your revenues for the year ended December 31, 2008. In your response letter, please describe your contractual arrangements with these three AIG units. Also, provide your analysis as to why you are not substantially dependent on your agreements with any of these customers.

Exhibit 5.1

2.   Please file an updated legal opinion.

Form 10-K for the Fiscal year Ended December 31, 2008

Disclosure Controls and Procedures, page 28

3.   We note your statement that "our disclosure controls and procedures are effective
        in timely alerting our management to material information relating to us
        (including our consolidated subsidiaries) required to be disclosed in our reports
        filed or submitted under the Exchange Act." In your response letter, please
        confirm, if true, that your officers concluded that your disclosure controls and
        procedures are effective to ensure that information required to be disclosed by
        your company in the reports you file or submit under the Exchange Act is
        recorded, processed, summarized and reported, within the time periods specified
        in the Commission's rules and forms, and are also effective to ensure that
        information required to be disclosed in the reports that you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your chief executive officer and chief financial officer, to allow timely
        decisions regarding required disclosure. In future filings, please expressly tie
        your effectiveness conclusion to the definition of disclosure controls and
        procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the
        entire definition. We note that the effectiveness conclusion in your Form 10-Q
        for the quarterly period ended March 31, 2009 does recite the entire definition of
        disclosure controls and procedures as set out in Rule 13a-15(e).

Exhibits 31.1 and 31.2

4.   We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) includes the titles of the
        certifying individuals. We also note that this same change appears in the
        certifications filed with your Form 10-Q for the quarterly period ended March 31,
        2009. In future filings, please be sure that your certifications are in the exact
        form as set forth in Item 601(b)(31) of Regulation S-K. See Staff Alert: Annual
        Report Reminders (March 4, 2005) at
        http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

                                *   *   *   *   *

        As appropriate, please amend your registration statement in response to our
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a

John W. Roblin
Cover-All Technologies Inc.
June 11, 2009
Page 3

registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        As appropriate, please amend your registration statement in response to our comments. You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

                                                            Sincerely,

                                                            Barbara C. Jacobs
                                                            Assistant Director

cc: Via Facsimile: (212) 884-8557
        David E. Weiss, Esq.
        DLA Piper LLP
        Telephone: (212) 335-4957